Filed by FirstSun Capital Bancorp

Pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: First Foundation Inc.

Commission File No.: 001-36461

Date: October 28, 2025

TRANSCRIPT

10 - 28 - 2025

FirstSun Capital Bancorp

Strategic Acquisition of First Foundation

TOTAL PAGES: 18

FirstSun Capital Bancorp

Strategic Acquisition of First Foundation

CORPORATE SPEAKERS:

Neal Arnold

FirstSun Capital Bancorp; Chief Executive Officer

Robert Cafera

FirstSun Capital Bancorp; Chief Financial Officer

Ed Jacques

FirstSun Capital Bancorp; Director of Investor Relations and Business Development

Thomas Shafer

First Foundation Incorporated; Chief Executive Officer

PARTICIPANTS:

Matt Olney

Stephens Incorporated; Analyst

Woody Lay

Keefe , Bruyette & Woods; Analyst

Michael Rose

Raymond James; Analyst

Matthew Clark

Piper Sandler; Analyst

PRESENTATION:

Operator^ Good morning and welcome to the FirstSun Capital Bancorp conference call to discuss the company’s announced merger with the First Foundation and its third quarter 2025 financial results. At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session.

(Operator Instructions)

Also, as a reminder, this call may be recorded.

I’d now like to turn the call over to Ed Jacques, Director of Investor Relations and Business Development. You may begin.

Ed Jacques^ Thank you and good morning, everyone. Following the market close yesterday, we issued a joint press release to announce a merger between FirstSun and First Foundation. On the call today, we will discuss the merger announcement and then we will take some Q&A.

FirstSun Capital Bancorp

Strategic Acquisition of First Foundation

Simultaneously, we released our third quarter earnings and are happy to answer any questions on those results as well. First Foundation has also provided a summary of its third quarter earnings and expects to file a full earnings release and presentation on its scheduled release date of October 30th. Today’s presentation slides have been posted on each company’s investor relations website.

Before we begin our remarks, I want to remind you that the comments made by the management teams of both FirstSun and First Foundation may include forward-looking statements within the meanings of the Private Securities Litigation Reform Act of 1995 and are subject to the Safe Harbor rules. Please review the disclaimers and Safe Harbor language in the press release and presentation for more information about risks and uncertainties which may affect us.

I will now introduce FirstSun’s President and CEO, Neal Arnold.

Neal Arnold^ Thank you, Ed, and thank you all for joining this call. I’d like to hit a couple of highlights from our merger announcement and introduce you to Tom Shafer and then turn the call over to Rob Cafera, our CFO. Let me start by saying we realize this is not a straightforward stock-for-stock Monday merger announcement.

But when you spend a moment to understand the underlying franchise and the work we are doing together to unlock this, we believe it will make more sense. We’ve known First Foundation for over three years. We tried to get a deal done back then and could not work it out.

Since their recapitalization, we revisited this idea in April of this year. So we have lots of history and have spent a considerable amount of time on both sides making sure the diligence and the structuring make sense for all parties. This was not a quick shotgun marriage.

From my perspective, there are three compelling reasons why this deal makes sense. Number one, most of you all know we like to tackle unloved companies in this industry. Why?

Because we believe there’s less investment risk when you do the full due diligence. They tend to be priced at lower prices and have lower projections, which means for all of us there’s a higher probability to have upside. And I’m sure that doesn’t surprise any of you who have known us over the years.

We believe Southern Cal Branch Franchise Network gives our team that’s already on the ground here a significant opportunity and will be our largest metropolitan region team and branch network in the system. We also think that First Foundation significantly changes the profile of our fee income given their wealth management platform. Also, we like their multifamily portfolio.

And as you know, not all commercial real estate is created the same and not all multifamily is the same. We like the workforce housing nature and rent security and these kinds of properties. Tom and his team have made considerable progress since his arrival to fix a number of their issues.

FirstSun Capital Bancorp

Strategic Acquisition of First Foundation

We just believe that we get to accelerate that together pretty dramatically. So number two, we believe First Foundation is one of the companies in this industry who have an attractive underlying franchise that’s been hidden by some poor balance sheet management decisions. What is unique here is that the fix to these issues is rather straightforward and the ability to solve them can happen quite rapidly.

One of the lessons I believe we learned in tackling these kinds of banks and we’ve taken to heart are three things. One, we need to move quickly to transform them. Number two, we need to make those changes quickly and significantly by and around closing.

And we want to be clear with everyone what we intend to do. That includes investors, our partners, regulators, and each of our teams. As you all know, we’ve had a team here in Southern Cal for the past 15 months.

And our initial success in this region has really heartened our thoughts about what might be possible. I can tell you in my 40-year career, I’ve never seen an LPO self-fund through the first 15 months of this kind of opportunity. So with that, let me introduce Tom and have him share some of his perspective and then I’ll take it back.

Thomas Shafer^ Thank you. Since the recap in 2024, we’ve been proactively reducing the risk in all aspects of our organization. We’ve downsized the balance sheet in the last year significantly and the business plan that we have would continue doing that.

What this merger does is allow us to dramatically accelerate the business plan that we put in place and allow us to focus on the opportunity within Southern California of accelerating some hires and focusing the organization on growth in one of the best marketplaces in the country. I come from a C&I background and I’ve spent a lot of time with the FirstSun management team taking a look at their playbooks for both commercial and retail. And it’s a perfect fit for what we have within Southern California and Florida.

When I think about the C&I growth they have, their focus on TM, retail deposits, and fee income, adding our wealth team to that organization makes a significant organization for Southern California and Florida, which we’re very excited about. The synergies that we’re talking about will make this really a top tier organization, top quartile organization from the day we start. So our team is looking very much forward to helping and getting this started.

Neal Arnold^ Thank you, Tom. I can tell you it’s been great getting to know Tom better. And our confidence is certainly impacted in this deal by having his leadership and his background. So we look forward to working together.

FirstSun Capital Bancorp

Strategic Acquisition of First Foundation

I’d like to make a couple additional points that I think matter with regard to this transaction. First of all, I’d like to say that we believe Southern California and the whole West Coast, for that matter, has a better lower cost mix of deposits than anywhere else in the country.

And so to us, most of you know we care a lot about the opportunity on the core deposit side, so adding Tom’s branch network into our strategy here is going to be an important part of continuing to build the core franchise. The next point I’d like to make is that we believe that the opportunity here is to migrate more of First Foundation’s balance sheet to our business model, as Tom said. It’s not just a strategy of clipping fair value coupons.

And we believe that that’s going to enhance the profitability profile of the entire organization. Let me highlight a couple. We believe that the deposit side mix will change markedly, and Rob will talk more about that, more from the C&I middle market client base, but even from the multifamily treasure management opportunities.

We believe we’ll have significant improvement in the mix on asset yields as we migrate more and more to our kind of clients. And also we have better mix on the fee income side from a lot more expanded wealth platforms, as Tom mentioned. Sort of my final comment would be when I step back and look at this transaction, it’s not often that you can double the size of your company while simultaneously reducing the credit risk profile, improving the rate sensitivity of the combined organization, and significantly reducing the liquidity risk.

I’d take that as an operator any time in a potential acquisition, so I believe that this transaction does a lot for both parties. With that, I’d like to turn it over to Rob and let him walk through some of the slides and the financial pieces of the deal.

Robert Cafera^ Thank you, Neal. I think the opportunity here to further leverage our successful business model is also one of the most compelling strategic aspects to this deal. There’s a terrific geographic footprint here to drive organic growth.

We’ll be in eighth of the top 10 largest MSAs in the central and western regions of the U.S., and in five of the top 10 fastest growing markets in the entire U.S. And the deposit opportunity, gaining 30 total branches with 16 in southern California, will provide us with even more avenues to grow deposits. We will be able to further diversify our fee business mix with the sizable wealth platform here as well. It has a little over $5.3 billion in AUM here recently.

And the revenue synergies on the fee business side with treasury management and our residential mortgage expertise are very meaningful, and we don’t have anything factored into the deal economics in terms of revenue synergies. As Neal mentioned, it all starts with completing the play and unlocking the First Foundation franchise via the downsizing actions. We have a very detailed plan in place to accomplish this concurrent with closing of the deal.

And we’ll cover our plan here on several of the pages in the deck, but I’ll point folks to page 14 where we walk through all the pieces. And it entails $3.4 billion in total downsizing focused on lowering the level of non-relationship rate-sensitive elements on both sides of the balance sheet. This plan will significantly reduce risk in three key areas, liquidity, interest rate, and credit risk.

FirstSun Capital Bancorp

Strategic Acquisition of First Foundation

On the liquidity front, our plan will position the pro forma company at an approximate 10% wholesale funding level, which is a dramatic improvement from the historical levels at First Foundation. On the interest rate front, we improve the sensitivity profile, and combined with layering in some hedging post-closing, we believe we’ll be able to position the sensitivity profile at much closer to a neutral to slightly asset-sensitive level. And certainly as we move forward and we’re able to further remix the loan book and the deposit book, this profile will look more like FirstSun does today.

And on the credit front, we’re focused on improving the profile through downsizing non-relationship credits, specifically in the shared national credit book, exiting primarily some larger unit complex loans on the multifamily side, and reducing some of the longer-dated municipal loan book. We expect the pro forma post-closing to have a regulatory CRE concentration ratio at approximately 238%, a significant improvement from the level at first foundation today and certainly a very comfortable operating level. And our CET1 capital level pro forma after closing is projected at a strong 10.5%, and there’s no new capital required as part of the deal as we outlined in the deck.

We see this as a very thoughtful utilization of FirstSun’s Capital position, and further we see a significant level of ongoing flexibility on the capital side given our projected earnings levels immediately post-closing. These actions will enable us to position the pro forma to immediately grow on an organic basis post-closing. There’s not an extended workout time frame here.

So the key is we’ll be on offense. We know this playbook and have run it successfully many times in past deals. The repositioning is going to accelerate how we remix the balance sheet.

Simply put, we’re going to make the First Foundation balance sheet historical look more like FirstSun. An emphasis on core funding, both commercial via treasury management emphasis and our consumer playbook. The fee income piece, and of course, our emphasis in the C & I space.

Page 16 of the deck highlights the resulting math behind this, you know, between the repositioning, purchase accounting, and deploying our playbook. This is a unique opportunity to take a company with a recent run rate NIM in the 160s area and bring it up to a nearly 4% level. In line with our NIM and driving a combined projected ROA of approximately 145 basis points as we look out to 2027, the first full year of operations.

So we’re excited about the pro forma operating profile here. Driving an approximate 30% level of accretion in ’27 and off the roughly 14% TBV dilution. You know, we see a fully loaded TBV earn back of slightly in excess of three years.

FirstSun Capital Bancorp

Strategic Acquisition of First Foundation

Page 28 in the deck provides a sort of projected performance scorecard. And we love scorecards here in our bank. And when you look at our performance metrics on a pro forma basis here, I think the pro forma paints a pretty compelling picture in terms of profitability and mix.

And in terms of trading multiples, I think Neal said it before, you know, at a 7.7 roughly times pro forma ’27 run rate earnings, I think there’s significant upside.

With that, I’m going to turn it back to Neal for some final remarks and then we’ll open it up for the Q&A.

Neal Arnold^ Neal Arnold^ Thank you, Rob. As we said, there are lots of moving parts here. But we believe that this transaction quickly reduces the risk profile of the resulting company and gives us the upside both for growth and risk profile to continue to propel our franchise forward in the attractive markets of the Southwest and throughout the footprint of a combined organization.

We’d be happy now to take any questions from the audience.

QUESTION & ANSWER:

Operator^ Thank you. (Operator Instructions)

The first question comes from Matt Olney of Stephens. Your line is now open, please go ahead.

Matt Olney^ Thanks. Good morning. Just a few questions on the acquisition, specifically the repositioning plan that you outlined on slide 14.

Definitely appreciate you’re paying down the $3.4 billion of liabilities and running off some of the assets. Can you just walk us through the mechanics of this and the timing of when you expected these to take place relative to the closing date? It just seems like there is going to be some risk in executing this.

I just want to make sure I understand the mechanics behind all this. Thanks.

Robert Cafera^ Sure, Matt. Thank you for joining today. We’re very focused on continuing the play that Tom and his team have deployed.

I’d tell you on the timing side, Tom and his team already have some plans in place. We’re just upsizing the overall magnitude. In Q4 and Q1, we expect some progress just based on the existing plans that Tom and his team have.

Then over and above that, we’ll be layering on the additional activity. So, in terms of the mechanics, we’ll be pursuing some bulk sales. We may look at securitization, but it’ll be bulk activity.

FirstSun Capital Bancorp

Strategic Acquisition of First Foundation

We expect just some natural declination in the overall portfolio here, again, as Tom and his team have looked at what opportunities they have in front of them already. But we expect for the entire repositioning to be accomplished right around closing, shortly after closing, but certainly well in advance of the first reporting point that we would have post-closing. And we’re projecting an early Q2 closing date here.

Neal Arnold^ I would just add, Matt, that there are hedges that are put in place with regard to the market risk on the execution as well.

Matt Olney^ Okay, great. Appreciate that. And It sounds like even beyond the repositioning that you guys highlight, it seems like there could be more of this in the future. In other words, more remixing, repositioning, even beyond the $3.4 billion.

Can you just provide some commentary about other opportunities beyond the $3.4 billion that we could see following closing in the coming months after the deal closing?

Neal Arnold^ Yeah. I think one of the last couple of slides that we talk about is a little bit of our history on repositioning that’s happened on deals historically. I would just say our thought process will continue to migrate to higher yields on the asset side and to more core deposits.

I wish I could wave a magic wand, but I would tell you the core deposit piece I would expect to happen over the next four to six quarters, where you’ll see a much better mix around it. We’re seeing that already in these markets. So, yeah, I would expect that’s going to continue to happen just quite naturally.

But we’ll be comfortably in our risk profile, as Rob pointed out.

Robert Cafera^ I think Neal, also, in terms of the remix, part of this is our plan to be offensive in terms of bringing in some additional C&I-focused teams, certainly in the Southern California market, but honestly, in some of our other markets as well. And so there is some natural scheduled repricing within the First Foundation portfolio, and so that’s part of the remix that will also be occurring here on the asset side.

Matt Olney^ Okay. Okay, that’s helpful. If I could just sneak one more question on capital.

It looks like we’re closing with a CET1 ratio around 10.5%, but based on some of the projections, it’s going to build pretty quickly. I think the 2027 projections call for that to be around 12.7%. Can you just speak to the normalized level of capital you see at the bank longer term and how you expect to manage that?

Thanks.

FirstSun Capital Bancorp

Strategic Acquisition of First Foundation

Robert Cafera^ Yeah, absolutely. And thank you for the questions, Matt. And we’ve talked in the past about our capital strategy, and I’d maybe just start off there by saying we’ve always had a very intentional approach as it relates to capital.

And that starts with we have operating thresholds that we want to operate above. We’re always very focused on supporting the organic growth opportunities in the business. That will continue.

That’s the first threshold. And of course, we always look at opportunities on the M&A side, and we want to be able to support those, hence the deal we’re talking about today, right? Our expectation, as you noted appropriately, is that we expect to be accruing a significant amount of capital, and that’s going to provide us a lot of flexibility.

You were referencing the view in the IR deck that kind of tracks our projections on a CET1 level, and we do expect to see CET1 leveling off as you get out beyond 2027. So we do -- that translates to -- we do expect some future capital management strategies being employed that we haven’t historically employed at FirstSun.

Matt Olney^ Okay, great. Thanks for my questions, and congrats on the deal.

Robert Cafera^ Thank you.

Neal Arnold^ Thanks.

Operator^ Thank you. The next question comes from Woody Lay of KBW. Your line is now open, please go ahead.

Woody Lay^ Hey, good morning, guys.

Robert Cafera^ Good morning.

Woody Lay^ I wanted to start on assumptions behind the EPS accretion. It looks like internal projections were used for both companies, and I was just wondering if you could give any visibility on how those projections compared to street estimates for both companies, and is there potential upside you see to consensus?

Robert Cafera^ Yeah, absolutely. I’ll kick it off there. So we did kind of walk through some waterfall thoughts in the deck in terms of how we see the pieces.

I’ll start on the First Foundation side and maybe just kind of start from a Q3 ’25 perspective just from a run rate standpoint. And I think it’s actually page 16 in the IR deck that shows trailing 12 months is roughly at about a $10 million. Q3 of ’25 is roughly at a flat level.

And so as you cast forward to ’26, we see some major shifts in the First Foundation business. On the NII side, we see improvement of – I’d call it low teens in NII, and that’s going to be driven on the funding side. Our rate curve assumption that both companies have been operating with that weren’t fully reflected in recent consensus estimates was for a down additional 100 basis points.

FirstSun Capital Bancorp

Strategic Acquisition of First Foundation

And so that’s going to be driven, given the liability sensitivity on the First Foundation side, a lot of accretion opportunity for them on the NII side. So we see in ’26 relative to where they are and recent run rate, roughly a 13% improvement in NII, and that’s going to be driven mostly on funding costs. There’s a little bit of asset repricing in there, but it’s driven by funding.

And we think that alone will drive NIM up 20-ish basis points. We also see expense improvement. We’ll call it mid-high single digits from recent run rates on the expense side, and that’s going to be driven by customer service expenses.

Customer service expenses are another type of deposit interest cost for them. We don’t have those at FirstSun, as you all know. But the customer service costs, again, another type of deposit interest cost, that’s actually down in operating expenses.

And so, based on some actions that First Foundation have already taken with regard to some of what used to be historical customers in that set, those costs are coming down. So, we expect improvement on the expense side, driven by customer service costs, some reduction in professional expenses. And so, between expenses and NII, that’s roughly an improvement from the breakeven level of Q3 of ’25 to roughly about $28 million.

That’s pre-loan loss provision. Loan loss provision, that’s about $23 million all in. So, that’s kind of the improvement that we see recent run rate into ’26. And ’27, it’s just going to continue in terms of NII improvement, again, driven by funding cost improvement. Again, some scheduled asset repricing within mostly the multifamily book, driving some further NIM improvement. Again, anywhere from that mid-20s in terms of basis points and NIM improvement.

And then in ’27, we actually see also fee income improvement, particularly in the expansion that we would anticipate in the wealth business. Conservatively, we didn’t build as much into ’26 on the wealth side, but we see the sky’s the limit on that in terms of integration within not only the existing customer base on the First Foundation side, but also the FirstSun side.

So, that’s how we see that legacy run rate on First Foundation extending into our pro formas.

Neal Arnold^ And I might just add, because of the amount of balance sheet restructure here, we built the First Foundation P&L from the bottoms up to get our arms around what we thought was the go-forward run rate. It was not based off the general ledger, if you will. But I’d also say we made a very conscious decision to reduce risk, not just carry a bigger balance sheet.

And we think that positions the company to play better offense, not just limp. We’ve seen too many companies in some of these kinds of transactions just not really drive good organic earnings growth going forward. And so to us, we’ve positioned the company in the balance sheet to do that.

FirstSun Capital Bancorp

Strategic Acquisition of First Foundation

Woody Lay^ That’s really helpful color. I appreciate that. Maybe on the de-risking part, you went through a similar type announced transaction over a year ago, went through the regulatory process and ultimately terminated that transaction.

It feels like there were some lessons learned on the way this deal is structured. But what gives you the confidence on the regulatory side this go-around?

Neal Arnold^ Yeah, certainly a fair question. I’d say two things. We’ve noticed Washington is a little different today.

But I’d say we’ve had extensive conversations with both the OCC and the Fed with regard to this transaction. And I think we took to heart some of the lessons, such as, as I said at the outset, our restructuring of this balance sheet is bigger, faster, clearer. That’s been our biggest lesson.

And we walked through that with the regulators. We’re well inside the CRE. We’re well above the capital ratios.

So, I think all the touch points, in addition to the magnitude of the risk reduction on asset quality, liquidity, and interest rate sensitivity, have all positioned this to go well. And we’re highly confident that it will. And they see this the way we’d hoped they would in the past.

But we’ve tried to take to heart all those conversations. They have to do their process. We certainly respect that. But we’ve been very clear, and they have been very clear back to us.

Woody Lay^ Yeah. Maybe just last for me, looking at legacy first on third quarter, I was just [hopeful] to get any color on sort of the moving pieces on the credit side and sort of expectations for charge-offs going forward.

Robert Cafera^ Sure, absolutely. We had about a $10 million provision expense in the third quarter. That included a specific reserve related to a C&I loan in the auto finance industry.

Our provisioning was also driven by we had 11% loan growth. So that, of course, is going to drive provisioning. So, we were very strong on that side. We had some net downgrades.

We did charge off two C&I loans. And that represented the bulk of the $9 million in charge-offs that we had in Q3. That translates to about 55 basis points in charge-off ratio.

Those charge-off balances were fully reserved for prior to Q3. The largest of those two was the loan with cross-border exposure that we’ve talked about in prior quarters. And it’s been in non-performing status actually dating back to ’24.

FirstSun Capital Bancorp

Strategic Acquisition of First Foundation

And so, classified loan balances were down about 5%. Non-performing balances did track back up in the third quarter. We’re at about 104 basis points which with the exception of Q2, we’ve been operating with non-performing loan balances in that 1%, very low 1% neighborhood for most of this year and the last year.

So, that’s an overview of some of the moving pieces there. I think we’ve said that in the earnings deck that we expect charge-offs to be in the low 40s in terms of basis points for ’25 here. And we have seen some general deterioration in the market from a valuation and pricing standpoint that has resulted in some additional loss to us on some of the credits that we’ve been exiting.

Neal Arnold^ Yeah. The only thing I would add is we never like losing money on credit. And I promise you, we look hard at it. But we’ve said all along, C&I credit is lumpy and you can’t predict it.

We’re very careful with our concentration limits across the organization. And I’d say generally in talking with our clients, their balance sheets are still healthy. They still have very strong profit margins, maybe better than I’ve seen in many decades.

The challenge has been just some of the disruption and higher debt financing costs have impacted it. But I do think it’s mitigating. But the hard thing is we can’t predict one-off sort of losses.

And I wish that were possible. We’d certainly do things to avoid it. But we still very seriously evaluate our portfolio with a lot of rigor.

Those that know us know that. But I’d just say we still don’t take lightly credit losses.

Woody Lay^ Got it. Well, I appreciate all the answers. Thanks for taking my questions.

Neal Arnold^ Thank you.

Robert Cafera^ Thank you.

Operator^ Thank you.

The next question comes from Michael Rose of Raymond James. Your line is now open. Please go ahead.

Michael Rose^ Hey, good morning, guys. Thanks for taking my questions. Just a couple follow-up here.

Robert Cafera^ Good morning.

FirstSun Capital Bancorp

Strategic Acquisition of First Foundation

Michael Rose^ Good morning. The slide deck talks about just some of the significant revenue synergies that are out there. Just trying to better appreciate what is going to be kind of the nearer-term focus versus what could take maybe a little bit longer.

And then, do you kind of have a target fee versus spread revenue mix? And then just separately, also kind of related, you also talked about the $3 billion plus deposit growth opportunity, what does that involve to kind of get there?

Is it hiring more people? Is it different products and services? Just trying to get a better understanding there.

Thanks.

Neal Arnold^ Thanks, Michael, and funny headline. Thank you.

The thing I would say is, from our perspective, retail branch running our playbook on the retail side, I wish it could happen overnight, but that’s probably an 18-month, two-year transition. But our team is good at that. We’ve done that in the past.

So, I’m highly confident that that play will transform it. And that’s the longest tail, if you will. I think the rest of the sort of asset remix we’ll continue to tackle.

If you look at our history in Pioneer, you look at our history in SGB, we had higher CRE. And we believe if you look at the core run rate of originations in that business, they’re much better even on a risk-adjusted basis in C&I. So, we’ll continue to work on that.

I would say, the speed by which this operation on a combined basis will look like the history of FirstSun is nothing I’ve ever seen and didn’t go into it expecting how quickly we thought we could transform this. So, it helps to have a team already on the ground here in Southern Cal. We don’t have to wait till integration, then begin hiring, going through a process.

We, in essence, are two years ahead of time by already having a team on the ground. So, our goal is to leverage that and really improve that piece of the puzzle.

And I’ll let Rob add any color if you want.

Robert Cafera^ Yeah, absolutely. I think our business mix also, Michael, gives us some added flexibility. We see the branch footprint, particularly in Southern California on the First Foundation side is being underutilized.

And we have more flexibility than they’ve been able to operate with. And what I mean by that is, given the mix of our business, we’ve got a higher margin. We’re certainly on the higher side than most. That gives us some flexibility in terms of how we run some of the plays.

FirstSun Capital Bancorp

Strategic Acquisition of First Foundation

So, as Neal mentioned, this is a daily business for us on the branch side. It’s a maniacal managerial approach to daily activity. But we mix in, I think, a pretty darn good product set, promotions that we can bring to bear, again, given the flexibility that we have with margin and that we can do with rate side.

So, we feel really good about being able to roll out our playbook there with the branch side. And as we look at our success here over a longer time horizon in 2025, I mean, I think year-to-date deposits are up about 9% for us in total.

Neal Arnold^ Yeah.

Robert Cafera^ I think that’s probably on the higher side than most. So, it’s just -- this is -- we talk about this internally in the halls of FirstSun every day. Deposits are critical, everybody knows it, and that’s not changing.

Neal Arnold^ I might let Tom or ask Tom to share, being a Michigan C&I banker, having spent a year here in Southern Cal, seeing the opportunity in middle market out here. Maybe you want to share some of your perspective as you looked at this market.

Thomas Shafer^ Yeah, well, so this creates a moment where we can get really excited because we can lean forward in doing this. We do get, we’ve got good distribution. But the scale of the market is shocking.

I spent my, the vast majority of my career in the Midwest kind of, no growth, limited growth marketplaces that’s filled with industrial complexes. My happy findings when I got here was the depth and breadth and diversification of the Southern California economy is staggering.

Neal Arnold^ Yeah.

Thomas Shafer^ And the jobs that we have here is the value of the jobs, the diversification of the industries that we have, and the resiliency of this economy is far greater than I ever expected.

And so that’s one of the real bright spots, many bright spots, but that’s one of the bright spots of operating in this marketplace.

Neal Arnold^ Yeah, the only thing I would add is disruption in this market has been much greater than I ever expected. Sometimes you win because great market, sometimes you win because the other guy has issues going on or their own merger activity. And so, we’ve always had an opportunity in those kind of markets throughout our footprint.

So to us, that’s an element I really under-anticipated as we started to build teams, went out and called on clients. People don’t love large banks in middle market. They feel like they’re ignored.

FirstSun Capital Bancorp

Strategic Acquisition of First Foundation

They don’t tend to get the personal touch. And so to us, we believe the best franchise in banking is still in middle market clients who need good bankers. And we’re in that business.

Robert Cafera^ And, Michael, you asked about revenue synergies there as well. I think all three of us have mentioned the wealth opportunity here. Probably put that at the top of the list.

It’s a wonderful opportunity, certainly across the FirstSun middle market client base. But I believe Tom has always seen the opportunity within his own First Foundation legacy business. So I think wonderful opportunity for expansion on the wealth side.

Treasury management on the commercial side is always a big emphasis for us. So we see a real nice opportunity, not only with the existing base, but again, the opportunity in Southern California with the expanded reach that we will soon have is wonderful. And that extends on to the residential mortgage side with the branch footprint coming online for us.

Neal Arnold^ Yeah.

Robert Cafera^ As Neal mentioned, in terms of a major metro, it’ll be our -- it’ll be our biggest branch footprint. So, wonderful opportunity to deploy our resi mortgage playbook into the market here. We have a very successful franchise on the resi side.

And so we’re really excited about being able to roll that out, you know, across Southern California here. And of course, we’ve talked about just the overall remixing within the loan and the deposit base. I mean, there is inherent opportunity on that side.

And I think even in the multifamily book --

Neal Arnold^ Yeah, (inaudible).

Robert Cafera^ -- we’ll talk about some enhancement to the multifamily strategy with some flow sale aspect layering on. So, our emphasis there tends to be more off balance sheet than on balance sheet. And so, that’s another opportunity for us.

So we see a lot of opportunities.

Neal Arnold^ Yeah, I would just add that in the multifamily space, most of you know, I’ve not been a current new construction multifam throughout our footprint. That’s not the product I tend to care about, because it tends to have higher risk, lower value and less deposits. But when you look in this market, a lot of our even new FirstSun clients have significant personal investment portfolios in the multifamily space.

They aren’t just developers. They have some real broad-based portfolios with great treasury management. So, to me, the multifamily expansion in this way is intriguing to us. And I’ve always liked workforce housing.

FirstSun Capital Bancorp

Strategic Acquisition of First Foundation

Michael Rose^ I appreciate all the color of my five part questions there. Maybe just one quick follow up. I think one of the pushbacks I got last night is just on the price paid.

If I look at slide 47, it’s way in the back. But the adjusted First Foundation tangible equity $606, given the purchase price, it’s about 125 intangible. What would you guys say to that?

Because I think there’s a lot of strategic merits here. But that is one of the pushbacks I got last night. Thanks.

Neal Arnold^ No, certainly fair. Here’s what I’d say. There aren’t as many properties.

I think we’re all seeing the opportunities set shrink. I would always be willing to pay less. But sometimes in these negotiations, we look at the opportunity to have the franchise in the biggest middle market client base as a unique one.

And as we spend time getting to know the potential properties here, we felt like this was the right one for us. And we think that, like I said, we could show better numbers by carrying a bigger balance sheet. We made a conscious decision to reduce risk because we think it does two things.

It positions us better for solid organic growth, not just carry. And I would say if you have a client, that’s one thing. If you have a wholesale balance sheet structure, we made a decision to try to reduce it as much as possible.

And that that was a decision both sides landed on. So, I do think that we’re going to be in a better position than most who tackle some of these kind of properties to really move forward with our organic playbook. And that’s what we care about.

Michael Rose^ All right. Thanks for taking all my questions. I’ll step back.

Robert Cafera^ Thank you.

Operator^ Thank you.

The next question comes from Matthew Clark of Piper Sandler. Your line is now open.

Please go ahead.

Matthew Clark^ Hey, good morning. Thanks for the questions.

Robert Cafera^ Good morning.

FirstSun Capital Bancorp

Strategic Acquisition of First Foundation

Matthew Clark^ Good morning. Just to clarify the $3.4 billion of repositioning, is that all expected to get done by the time the deal closes? Just because it looks like on the funding side, there’s some tail -- there’s some tail to reducing the wholesale funding.

So, I wasn’t sure if that was part of the $3 billion or that was on top of the $3.4 billion.

Robert Cafera^ Yeah, so we do expect roughly concurrent with closing to have the full play completed. And we’re estimating early Q2 for a closing time frame. So, that would be our expectations.

There is some, you’re right on the wholesale funding side, particularly wholesale deposits. There are some term maturities built into that book. And so, we won’t be able to roll those down until we hit some of those maturities.

So there is some extended, and that’s part of the remix that we have been referring to on the funding side that will continue to occur post-closing. But that’s over and above, excuse me, that $3.4 billion of total funding pay down concurrent with close.

Matthew Clark^ Got it. Okay. And then just on the 35% cost saves, can you give us a sense for where you expect that to come from, just because there is some limited overlap?

You have a small presence in SoCal and Florida is new. But just the source of the cost saves and the confidence in being able to achieve that number.

Neal Arnold^ Sure.

Robert Cafera^ Yeah, we feel pretty good about the opportunity on the cost save side. I think probably 70% of that will be on the people side. There’s some FDIC element here that actually is going to be a bigger piece.

And professional, I’ll just put it under the header of professional services, is a bigger piece. So across those three are kind of -- or the biggest opportunities on the cost save side. Certainly, we expect some, I’ll call it non-customer facing back office facility opportunities.

So, there’s always opportunities like that in deals that will fill out some of the cost saves equation. But those would be the categories where we see the biggest opportunity. And I think we also think there’s probably even a little bit more upside there on the cost saves, but feel very comfortable with the level that we’ve indicated.

Neal Arnold^ Yeah, and I’d say there are whole groups that will be unimpacted. Certainly, the branches, the wealth management, we’re going to see that as leveraging the business dramatically. But cost saves are a part of any of these kinds of transactions.

We tend not to be overly optimistic on our projections, so our goal is to always overachieve.

FirstSun Capital Bancorp

Strategic Acquisition of First Foundation

Matthew Clark^ Okay, thanks. And then just last one for me on the NDFI exposure. Looks like that’s going to be part of the $3.4 billion that you’re going to reduce. Can you just let us know what’s going to be left in terms of the subsegments, how much of that might be mortgage warehouse and capital call lines relative to maybe some of the perceived riskier areas like private credit?

Robert Cafera^ Yeah, I think you’re right. I think we’ve identified in the SNC book somewhere around $450 million - $460 million that fits in the NDFI space. I think First Foundation’s starting point is somewhere around 11% of the book.

Our book is less than 6%. I think on a combined basis; we would expect to be down in that 5-6-ish area on a combined basis. So that’s, excuse me, our overall expectation on that side.

And the composition is going to be in the buckets consumer credit, there will be some mortgage credit, business credit intermediaries. So, it’ll be spread out pretty evenly across those buckets.

Matthew Clark^ Okay, thanks again.

Robert Cafera^ Yes. Absolutely. Thank you.

Operator^ We currently have no further questions. I’d like to hand back to Neal Arnold for any closing remarks.

Neal Arnold^ Thank you. We appreciate all of you joining us. Happy to answer any follow-up to the extent that you have them.

And we look forward to getting to work. So thank you all.

Operator^ This concludes today’s call. Thank you all for joining. You may now disconnect your lines.